CAMPAGNA MOTORS USA, INC.

FINANCIAL STATEMENTS

AS OF
OCTOBER 19, 2016

Together with
Independent Auditors Report

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

Campagna Motors USA, Inc.
Index to Financial Statements

	Pages
Independent Auditors' Report	1
Balance Sheet as of October 19, 2016	3
Statement of Operations for the period ended October 19, 2016	4
Statement of Stockholders' Deficit for the period ended October 19, 2016	5
Statement of Cash Flows for the period ended October 19, 2016	6
Notes to the Financial Statements	7



dbb*mckennon*

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Campagna Motors USA, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Campagna Motors USA, Inc. (the "Company") (a Delaware corporation), which comprise the balance sheet as of October 19, 2016, and the related statements of operations, changes in stockholders' deficit, and cash flows for the period from October 19, 2016 (inception) to October 19, 2016, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Campagna Motors USA, Inc. as of October 19, 2016, and the results of its operations and its cash flows for the period then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company is newly formed and has not yet commenced planned principal operations nor generated revenues or profits since inception. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

dbbmckennon

November 4, 2016

20321 SW Birch Street, Suite 200   Newport Beach, California 92660-1756   *P:* 949.200.3280   *F:* 949.200.3281   www.dbbmckennon.com

Santa Monica   **Newport Beach**   **San Diego**

2

CAMPAGNA MOTORS USA, INC.
BALANCE SHEET
AS OF OCTOBER 19, 2016

	October 19, 2016 (Inception)
Assets:	
Current assets	
Cash	$ -
Prepaid expenses	58,738
Current assets	58,738
Total assets	$ 58,738
Liabilities and Stockholders' Deficit:	
Accounts payable	$ -
Related party note payable	237,164
Current liabilities	237,164
Total liabilities	237,164
Commitments and contingencies (Note 4)	
Stockholders' Deficit	
Common stock, par value $0.00001, 60,000,000 shares authorized, 33,333,333 shares issued and outstanding	333
Additional paid-in capital	3,000
Subscriptions' receivable	(3,333)
Accumulated deficit	(178,426)
Total stockholders' deficit	(178,426)
Total liabilities and stockholders' deficit	$ 58,738

See accompanying notes to financial statements.

3

CAMPAGNA MOTORS USA, INC.
STATEMENT OF OPERATIONS
FOR THE PERIOD ENDEDOCTOBER 19, 2016

	October 19, 2016 (Inception)
Revenues	$ -
Cost of revenues	-
Gross profit	-
Operating Expenses -	
General, sales and administrative	178,426
Total operating expenses	178,426
Operating loss	(178,426)
Provision for income taxes	-
Net loss	$ (178,426)

CAMPAGNA MOTORS USA, INC.
STATEMENT OF STOCKHOLDERS' DEFICIT
FOR THE PERIOD ENDED OCTOBER 19, 2016

	Common stock		Additional Paid-in Capital	Subscriptions' Receivable	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount				
	-	$ -	$ -	$ -	$ -	$ -
Issuance of founders' shares	33,333,333	333	3,000	(3,333)	-	-
Net loss	-	-	-	-	(178,426)	(178,426)
October 19, 2016 ("Inception")	33,333,333	$ 333	$ 3,000	$ (3,333)	$ (178,426)	$ (178,426)

See accompanying notes to financial statements.

CAMPAGNA MOTORS USA, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED OCTOBER 19, 2016

		October 19, 2016 (Inception)
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(178,426)
Adjustments to reconcile net loss to net cash used in operating activities:		
Expenses incurred by related party		178,426
Changes in operating assets and liabilities:		
Net cash used in operating activities		-
Increase in cash and cash equivalents		-
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	-
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-
Non cash investing and financing activities:		
Subscriptions' receivable for founders' shares	$	3,333
Related party note payable assumed for expenditures incurred	$	237,164

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Campagna Motors USA, Inc. (referred to as "Campagna Motors USA", the "Company") is a newly formed company that will become the exclusive marketing and distribution affiliate for CIRBIN, Inc. d.b.a. Campagna Motors. The Company was organized on October 19, 2016 as a C Corporation in the State of Delaware. Campagna Motors is an entity first organized on May 12, 2007 as a corporation under the laws of Québec, Canada. Campagna Motors USA is currently owned by the same owners as Campagna Motors. It is not a subsidiary of Campagna Motors.

Campagna Motors USA will benefit from the more than two decades of experience of Campagna Motors in bringing the Company's innovative vehicles to market. Campagna Motors' vehicles were first developed by Daniel Campagna, a former mechanic of Gilles Villeneuve, a Formula One racer, in Quebec, Canada. Daniel Campagna's vision was for a light and nimble, comfortable, street-legal vehicle delivering exhilarating accelerations and precision handling. Since the 1990s, Campagna Motors' vehicles have been available to purchasers in Canada and available in the United States since 2001. Campagna Motors USA will facilitate a focused expansion into the US market.

As of the date of these financial statements, the Company doesn't have an executed marketing and distribution agreement with Campagna Motors.

Management's Plans
We will rely heavily on debt and equity financing for working capital and have only recently commenced operations. These above matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our Regulation Crowdfunding campaigns, additional borrowings from a related entity and if needed additional debt and/or equity financings (through a private offering). If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of October 19, 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include prepaid expenses and related party note payable. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to: federal and state regulations governing vehicles, consumer demand for vehicles, change in consumer tastes, manufacturing delays, and technological advances in our industry. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful life. Leasehold improvements are depreciated over shorter of the useful life or lease life. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Impairment of Long-Lived assets
The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Revenue Recognition
The Company will recognize revenues when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes
Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

At October 19, 2016, the Company had net operating loss carry forwards of approximately $178,426 that may be offset against future taxable income through 2036. The net tax benefit of the net operating losses of approximately $60,000 have not been reported as of October 19, 2016, on the financial statements since the potential tax benefit is offset by a 100% valuation allowance of the same amount. As of and for the period ended October 19, 2016, the valuation allowance increased by approximately $60,000. The difference between the Company's tax rate and the statutory rate is due to a full valuation allowance on the deferred tax asset.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The Financial Accounting Standards Board ("FASB") issues Accounting Standard Updates ("ASU") to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

In August 2014, the FASB issued ASU No. 2014-15, "Presentation of Financial Statements Going Concern", which requires management to evaluate, at each annual and interim reporting period, whether there are conditions or events that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date the financial statements are issued and provide related disclosures. ASU 2014-15 is effective for annual periods ending after December 15, 2016 and interim periods thereafter. The guidance is not expected to have a material impact on the Company's financial statements.

In April 2015, FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs, which changes the presentation of debt issuance costs in financial statements. ASU 2015-03 requires an entity to present such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of debt issuance costs will continue to be reported as interest expense. ASU 2015-03 is effective for annual reporting periods beginning after December 15, 2015. The adoption did not have a material impact on the Company's financial statements.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. The amendments in this update simplify the presentation of deferred taxes by requiring deferred tax assets and liabilities be classified as noncurrent on the balance sheet.

These amendments may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The amendments are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The guidance is not expected to have a material impact on the Company's financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 840), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments in this standard are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, for a public entity. Early adoption of the amendments in this standard is permitted for all entities and the Company must recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company is currently in the process of evaluating the effect this guidance will have on its financial statements and related disclosures.

NOTE 3 – RELATED PARTY NOTE PAYABLE

Related Party Note Payable
On October 25, 2016, to fund operations, the Company entered into a note agreement with an entity with common shareholders as the Company. Under the terms of the agreement, the Company can borrow up to $400,000. In addition, the note incurs interest at 12% per annum. The note is payable in 12 equal monthly payments of $37,333 commencing on January 1, 2017. As of October 19, 2016, the related entity had incurred $237,164 on behalf of the Company. On October 19, 2016, these expenditures were either expensed or classified as prepaid expenses depending on whether or not there was a future benefit.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company.

NOTE 5 – STOCKHOLDERS' DEFICIT

Common Stock
At Inception, the Company has authorized the issuance of 60,000,000 shares of common stock, each having a par value of $0.00001 and has no preferred stock.

On October 19, 2016, the Company issued 33,333,333 shares to two individuals in exchange for $3,333. The amount is shown as a subscription receivable as the funds have yet to be remitted.

NOTE 6 – SUBSEQUENT EVENTS

On November 1, 2016, the Company authorized exploring an offer under Regulation CF of the Securities Act Rules, to offer up to 500,000 shares of common stock. Also on November 1, 2016, the Company authorized exploring an offer under Regulation A of the Securities Act Rules, to offer up to 16,666,666 shares of common stock.

The Company has evaluated subsequent events that occurred after October 19, 2016 through November 4, 2016, the issuance date of these financial statements. There have been no other events or transactions during this time, other than disclosed above and in Note 3, that would have a material effect on these financial statements.